Exhibit 99.1

August 28, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER BOARD COMPLETES REVIEW OF DIRECTOR ELECTION STATUS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) announces that its board of directors (the “Board”) has determined that it is not in the best interests of the Company to accept the resignation submitted by Jeffrey Mason, who was elected at the Company’s Annual General Meeting of Shareholders held on June 4, 2015. Mr. Mason did not receive the support of the majority of the votes cast at the meeting. In accordance with the Company’s majority voting policy, Mr. Mason submitted his resignation to the Chairman of the Nominating and Corporate Governance Committee for consideration and acceptance or rejection at the discretion of the Board.

The Board has now considered and determined to reject the tendered resignation. Mr. Mason did not participate in the consideration of his tendered resignation.

In making its determination, the Board considered a number of factors relevant to the best interests of the Company. It was noted that Mr. Mason attended all Board and committee meetings at which his attendance was requested. Also considered were his significant contributions in his role as Chair of the Audit Committee and Chair of the Special Committee which oversaw the acquisition of Cangold Limited, and his past financial and mining industry experience, including his professional accounting designation (CA-CPA) and Institute of Corporate Directors designation.

The Board also considered Mr. Mason’s outside board and public company commitments, noting that Mr. Mason has stepped down from one public company board, and the remainder of the boards he sits on are junior TSX Venture Exchange companies which generally require less time commitment of their directors. The Board determined, based on these factors and Mr. Mason’s demonstrated past commitment to the Company, that Mr. Mason would continue to have sufficient time to meet his commitments and provide valuable contributions to the Company. The Board concluded that acceptance of Mr. Mason’s resignation would not be in the best interests of the Company and would represent a significant loss to Great Panther. Accordingly, Mr. Mason will continue as a duly elected director of the Company.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com